Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
2005
2006
2007
2008
2009

Allowance for Loan Losses

(% of total loans)



2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
2005
2006
2007
2008
2009

Total Risk-Based Capital Ratio



16.00%
12.00%
8.00%
4.00%
0.00%
2005
2006
2007
2008
2009

Total Assets

(in millions)



$560.0
$520.0
$480.0
$440.0
$400.0
2005
2006
2007
2008
2009

Shareholder Information

Common Stock
First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is FXNC–BB.

Stock Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

Dividend Reinvestment
Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an authorization form, or to receive additional information on this plan, or for further shareholder information contact:

Accounting Department
First National Corporation
1835 Valley Avenue
Winchester, VA 22601

888.647.1265
or 540.465.9121
fxnc@therespowerinone.com
www.therespowerinone.com

Public documents such as press releases and SEC filings may be accessed on our website in the Investor Relations section.

Company Information

Executive Officers
First Bank

Harry S. Smith
President
Chief Executive Officer

Dennis A. Dysart
Executive Vice President
Chief Administrative Officer

M. Shane Bell
Executive Vice President
Chief Financial Officer

J. Andrew Hershey
Executive Vice President
Loan Administration

Christopher T. Martin
Executive Vice President
Operations and Technology

Marshall J. Beverley, Jr.
Executive Vice President
Senior Trust Officer

Board of Directors
First National Corporation
First Bank

Douglas C. Arthur
Chairman

Dr. Byron A. Brill
Vice Chairman

Elizabeth H. Cottrell

Dr. James A. Davis

Christopher E. French

John K. Marlow

W. Allen Nicholls

Henry L. Shirkey

Gerald F. Smith, Jr.

Harry S. Smith

James R. Wilkins, III



10012070

First National Corporation

2009 Annual Report

First
National Corporation

First National Corporation

Financial Highlights

Years Ended December 31, 2009 and 2008
(in thousands except ratios and per share amounts)

	2009	2008
Summary Income Statement		
Net interest income	$ 18,330	$ 18,120
Provision for loan losses	2,300	1,994
Net interest income after provision for loan losses	16,030	16,126
Noninterest income	5,577	5,951
Noninterest expense	18,703	16,014
Income before income taxes	2,904	6,063
Income taxes	755	1,840
Net income	$ 2,149	$ 4,223
Net income available to common shareholders	$ 1,445	$ 4,223
Per Common Share Data		
Net income, basic and diluted	$ 0.49	$ 1.45
Cash dividends	0.56	0.56
Book value at period end	13.92	13.41
Performance Ratios		
Return on average assets	0.39%	0.78%
Return on average equity	4.27%	10.65%
Net interest margin	3.62%	3.63%
Efficiency ratio	73.10%	65.37%
Period-End Balances		
Assets	$ 552,674	$ 548,237
Loans, net	436,129	446,327
Securities	60,129	54,791
Deposits	463,886	447,493
Shareholders' equity	54,807	39,185
Capital Ratios		
Risk-based capital ratios:		
Total capital	14.96%	11.72%
Tier 1 capital	13.70%	10.52%
Leverage	11.50%	9.10%



Total Return Performance
Index Value
140
130
120
110
100
90
80
70
60
50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
First National Corporation
NASDAQ Composite
SNL Bank $500M - $1B

Dear Shareholder:

Even though last year was extremely challenging, it was also one of opportunity. We faced difficult economic conditions nationally and locally, but, there have been signs of improvement. Regulatory oversight has heightened, yet, may create future advantages for community banks. Shareholder value declined, however, large, mid and small cap financials have begun to rebound, and hopefully soon, micro-cap financials will follow.

Overview

We have been working diligently to improve the quality of the loan portfolio and are encouraged by recent trends. Net interest income, our primary source of revenue, is stable as evidenced by the net interest margin. Total deposit balances increased as well as assets managed by our Trust and Investment Advisory Group. Although expenses increased during 2009, we restricted employee compensation to improve profitability. This year we will experience cost savings by closing an office location that was no longer aligned with our strategic plan.

The recent acquisition of a StellarOne office in Woodstock increased the Bank's market share of Shenandoah County and improved liquidity. We are evaluating the Woodstock market to determine the most effective and efficient delivery of services. This may lead to future office consolidations.

The acquisition of this office resulted in the assumption of deposits totaling $14.3 million. Our cost was the market value of the land and building, depreciated value of fixed assets, and a two percent premium on deposits. The premium totaled $286 thousand, which included a $139 thousand core deposit intangible. The core deposit intangible is being expensed over 8.4 years with an annual expense totaling $16 thousand. Some have been concerned that the cost of the acquisition equaled the amount of deposits assumed, which was not the case.

As you may recall, the Treasury invested $13.9 million in the Company through the Capital Purchase Program under the Troubled Asset Relief Program. It is important to remember that only healthy institutions qualified for this program. Our decision to participate was appropriate. Having ample capital to weather the looming economic crisis was prudent at a time when access to capital markets was limited, and was not financially attractive for many smaller companies. The investment came with a cost, but in our opinion, it has been acceptable in such a turbulent market.

We value each relationship and every individual.

Management Outlook

Stable net interest income and low expense growth are expected over the next twelve months. The net interest margin is projected to continue performing near fourth quarter 2009 levels while earning asset growth is expected to remain low. Economic conditions are anticipated to make loan and deposit growth challenging. Low noninterest expense growth is forecasted as we continue efforts to control expenses to improve profitability.

The amount of provision for loan losses and provision for other real estate owned remains difficult to accurately forecast as these expenses will be heavily influenced by economic conditions and local real estate activity.

Noninterest income may be negatively impacted by recent overdraft protection legislation. The impact is difficult to measure, and has resulted in uncertain levels of noninterest income during periods beginning in the second half of 2010. Although we are developing strategies to mitigate earnings risk related to the legislation, we are planning for lower noninterest income in 2010 compared to 2009.

Operating Plan

We remain committed to an operating plan that will maximize shareholder value by emphasizing our community bank service and heritage since 1907, while positioning the Company as the preferred option in financial services. As outlined in our brand story, "we're one bank that's both individualized and highly innovative. Large enough to offer everything you desire. Small enough to know you by name."

Liquidity. We will focus on gathering core deposits while maintaining other funding sources to support profitable growth opportunities and manage unexpected events.

Asset quality. Efforts to reduce non-performing asset levels will continue. We will also attempt to diversify the loan portfolio by reducing higher risk commercial real estate loan categories.

Capital. We are planning for the redemption of preferred stock issued to the U.S. Treasury while maintaining the Company's well-capitalized status. Timing of the redemption may be impacted by economic conditions, asset quality, regulatory requirements and access to capital markets.

Earnings. Customer profitability models will be utilized to offer customized loan pricing and expand banking relationships. The pricing model is expected to improve overall profitability while providing a tool to gather additional deposits. We have formed an experienced business development team that will pursue new relationships in profitable customer segments.

We will operate more efficiently with new technologies and delivery channels such as remote deposit capture, online account opening, e-statements and mobile banking.

Summary

Economic recovery has a direct impact on asset quality. As one improves so should the other. Profitable growth with careful management of capital and liquidity will in time, return us to building long-term shareholder value.

We value each relationship and every individual. We believe in the power of one to make a difference. Thank you for your continued support.

Sincerely,



Harry S. Smith
President and CEO